UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                  BLUEFLY, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    096227301
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                                 (CUSIP Number)

                             Maverick Capital, Ltd.
                           Attention: General Counsel
                         300 Crescent Court, 18th Floor
                               Dallas, Texas 75201
                                 (214) 880-4000

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 3, 2010
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             (Date of Event Which Requires Filing of this Amendment)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D

--------------------                                       ---------------------
CUSIP No. 096227301                                        Page 2 of 9 Pages
--------------------                                       ---------------------

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    1         NAME OF REPORTING PERSONS
              Maverick Capital, Ltd.

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              75-2482446
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    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
              Instructions)

              (a) [   ]
              (b) [ x ]
--------------------------------------------------------------------------------
    3         SEC USE ONLY


--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS (See Instructions)

              OO
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

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    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
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                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  3,723,897
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  0
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  3,723,897
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  0
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,723,897
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                   [  ]


--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              15.1%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON (See Instructions)

              IA
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


--------------------                                       ---------------------
CUSIP No. 096227301                                        Page 3 of 9 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSONS

              Maverick Capital Management, LLC

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              75-2686461
--------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
              Instructions)

              (a) [   ]
              (b) [ x ]
--------------------------------------------------------------------------------
    3         SEC USE ONLY


--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS (See Instructions)

              OO
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  3,723,897
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  0
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  3,723,897
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  0
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,723,897
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                   [  ]


--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              15.1%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON (See Instructions)

              HC
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP No. 096227301                                        Page 4 of 9 Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
    1         NAME OF REPORTING PERSONS

              Lee S. Ainslie III

              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
              Instructions)

              (a) [   ]
              (b) [ x ]
--------------------------------------------------------------------------------
    3         SEC USE ONLY


--------------------------------------------------------------------------------
    4         SOURCE OF FUNDS (See Instructions)

              OO
--------------------------------------------------------------------------------
    5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [  ]

--------------------------------------------------------------------------------
    6         CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                      |   7   |  SOLE VOTING POWER
                      |       |
                      |       |  3,723,897
                      ----------------------------------------------------------
  NUMBER OF           |   8   |  SHARED VOTING POWER
    SHARES            |       |
 BENEFICIALLY         |       |  0
   OWNED BY           ----------------------------------------------------------
    EACH              |   9   |  SOLE DISPOSITIVE POWER
  REPORTING           |       |
    PERSON            |       |  3,723,897
     WITH             ----------------------------------------------------------
                      |  10   |  SHARED DISPOSITIVE POWER
                      |       |
                      |       |  0
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,723,897
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (See Instructions)                                   [  ]


--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              15.1%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON (See Instructions)

              IN
--------------------------------------------------------------------------------

CUSIP No. 096227301                                            Page 5 of 9 Pages


Item 1. Security and Issuer.

               This Amendment No. 5 amends the Schedule 13D filed on June 15, 2006 ("Schedule 13D") and all amendments thereto (this "Amendment") and relates to the Common Stock, par value $0.01 per share (the "Shares"), of Bluefly, Inc. (the "Issuer"), a Delaware corporation with its principal executive offices located at 42 West 39th Street, New York, New York. This Amendment No. 5 is being filed by the Reporting Persons to report that on March 3, 2010, the Issuer filed a Form 8-K reporting that it issued 6,037,192 Shares to a third party on February 25, 2010 in a private placement transaction (the "Issuance"). As a result of the Issuance, the Reporting Persons' beneficial ownership was reduced by more than one percent of the Issuer's now outstanding Shares. The Reporting Persons did not acquire or dispose of any Shares in the Issuance and have not acquired or disposed of any Shares since the transactions reported on in Amendment No. 4 to the Schedule 13D.

Item 2.   Identity and Background.

               (a) This Amendment is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                      (i) Maverick Capital, Ltd. ("Maverick Capital"), a limited partnership organized under the laws of Texas;

                      (ii) Maverick Capital Management, LLC ("Maverick"), a limited liability company organized under the laws of Texas; and

                      (iii) Lee S. Ainslie III ("Mr. Ainslie"), a natural person.

               (b) - (c)  The Reporting Persons

               Maverick Capital is a registered investment adviser under the Investment Advisers Act of 1940, as amended that acts as investment manager of portfolio funds which hold Shares of the Issuer, as more particularly described in Item 6 below. Maverick Capital has its principal offices at 300 Crescent Court, 18th Floor, Dallas, Texas 75201.

               Maverick's principal business purpose is to serve as general partner of Maverick Capital. Maverick has its principal offices at 300 Crescent Court, 18th Floor, Dallas, Texas 75201.

               Mr. Ainslie is the manager of Maverick who is granted sole investment discretion pursuant to Maverick's limited liability company regulations. Mr. Ainslie has his principal office at 767 Fifth Avenue, 11th Floor, New York, New York 10153.

               (d) - (e) During the past five years, to the best of the Reporting Persons' knowledge, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.

               (f) Mr. Ainslie is a citizen of the United States.

CUSIP No. 096227301                                            Page 6 of 9 Pages


Item 3.   Source and Amount of Funds or Other Considerations.

               Not applicable.


Item 4.   Purpose of Transaction.

               Not applicable.

Item 5.   Interest in Securities of the Issuer.

               (a) - (b) Based on the information provided by the Issuer, the number of shares outstanding was 24,597,241 as of March 3, 2010. The
Reporting Persons may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 3,723,897 Shares. Such Shares constitute approximately 15.1% of the issued and outstanding Shares.

               Maverick is the general partner of Maverick Capital, and pursuant to the terms of Maverick's limited liability company regulations, Mr. Ainslie was appointed as manager of Maverick with sole investment discretion. As a result, Mr. Ainslie, directly and indirectly through Maverick Capital and Maverick, has the sole power to direct the vote and to direct the disposition of the 3,723,897 Shares.

               (c) Except as disclosed in Item 3, none of the Reporting Persons has effected any transaction in the Shares during the past sixty days.

               (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               The Reporting Persons are parties to an Amended and Restated Voting Agreement and a Registration Rights Agreement that are described in Amendment No. 4 to the Schedule 13D, and copies of which were filed as exhibits to Amendment No. 4 of the Schedule 13D.

CUSIP No. 096227301                                            Page 7 of 9 Pages


Item 7.   Materials to be Filed as Exhibits.

               The information set forth in the Exhibit Index is incorporated herein by reference.

CUSIP No. 096227301                                            Page 8 of 9 Pages


                                   SIGNATURES

                    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated:  February 14, 2011

                                     MAVERICK CAPITAL, LTD.

                                     By: Maverick Capital Management, LLC,
                                     its General Partner

                                     By: Lee S. Ainslie III, Manager

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

                                     MAVERICK CAPITAL MANAGEMENT, LLC

                                     By: Lee S. Ainslie III, Manager

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

                                     LEE S. AINSLIE III

                                     By:      /s/ John T. McCafferty
                                              -----------------------------
                                              John T. McCafferty
                                              Under Power of Attorney dated
                                              February 13, 2003

CUSIP No. 096227301                                            Page 9 of 9 Pages


                                  EXHIBIT INDEX
                                  -------------


A. Power of Attorney, dated as of February 13, 2003, granted by Mr. Ainslie in favor of John T. McCafferty.(1)

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(1) Incorporated by reference to Maverick Capital's Schedule 13G filed with SEC on February 14, 2003.